UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 26, 2004

AGL RESOURCES INC.

(Exact name of registrant as specified in its charter)

Georgia	**1-14174**	**58-2210952**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Ten Peachtree Place NE Atlanta, Georgia 30309

(Address and zip code of principle executive offices)   (Zip Code)

404-584-4000

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

ITEM 5. OTHER EVENTS

On July 26, 2004, Thomas D. Bell, Jr. was re-appointed to the AGL Resources Inc. Board of Directors to fill the vacancy created by his resignation from the Board in April 2004. Mr. Bell will serve on the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee. Mr. Bell's current term will expire at the 2005 annual meeting of shareholders.

Mr. Bell was originally appointed to the Company's Board of Directors on July 29, 2003. On April 26, 2004, Mr. Bell resigned from the Company's Board of Directors in response to a decision by the Public Utility Holding Company Act staff of the Securities and Exchange Commission to decline the Company's request for dispensation in connection with an inadvertent violation of Rule 70(b)(4) under the Public Utility Holding Company Act of 1935, as amended. The Rule 70(b)(4) violation occurred as a result of the fact that (a) Mr. Bell serves on the board of Credit Suisse First Boston (USA), Inc. ("CSFB") and (b) CSFB served as co-managing underwriter for a public offering of debt securities issued by a subsidiary of the Company, which offering was completed within 12 months of the date on which Mr. Bell first joined the Company's Board of Directors. On July 2, 2004, the requisite 12 month cooling off period elapsed under Rule 70(b)(4) and, as a result, Mr. Bell's service on the Company's Board of Directors no longer violates the Rule.

Mr. Bell is Chief Executive Officer of Cousins Properties Incorporated ("Cousins"). Cousins holds a 50 percent general partnership interest in Ten Peachtree Place Associates ("TPPA"), which owns the building where the Company leases space for its headquarters. Mr. Bell is not an officer of TPPA. While Cousins is the managing member of TPPA, major business decisions for the TPPA partnership must be decided unanimously by Cousins and its partner. Prior to Mr. Bell joining the Company's Board of Directors in 2003, the Company entered into a ten-year lease agreement with TPPA. Cousins' 50% interest in the amount the Company paid in lease payments to TPPA in 2003 was approximately $2,300,000. The Board of Directors has determined that Mr. Bell is independent because the Company's business relationship with TPPA is not material as Cousins' 50% interest in the Company's payments to TPPA in 2003 did not exceed 1% of Cousins' consolidated gross revenues for the year ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	AGL RESOURCES INC.
	(Registrant)
Date: July 29, 2004	/s/ Richard T. O'Brien
	Executive Vice President and Chief Financial Officer